Statement of Financial Condition

Dash Financial Technologies LLC
As of December 31, 2024
With Report of Independent Registered Public Accounting Firm

(SEC I.D. No. 8-52503)

Dash Financial Technologies LLC

Statement of Financial Condition

As of December 31, 2024

Contents

Face Page & Oath 2
Report of Independent Registered Public Accounting Firm..4
Statement of Financial Condition 6
Notes to Financial Statement 7

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SEC FILE NUMBER
8-52503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dash Financial Technologies LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 S. Wacker Drive, Suite 2450
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeremy Longobardi	203-675-9389	jeremy.longobardi@iongroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP
(Name – if individual, state last, first, and middle name)

171 N. Clark Street, Suite 200	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

9/24/2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeremy Longobardi _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dash Financial Technologies LLC _____, as of 12/31 _____, 2 024 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Jeremy Longobardi

Digitally signed by Jeremy Longobardi
Date: 2026.03.11 17:51:28 -04'00'

Title:

FINOP

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



GRANT THORNTON LLP

757 Third Ave., 9th Floor
New York, NY 10017

D   +1 212 599 0100
F   +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Financial Technologies LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of Dash Financial Technologies LLC (a Delaware company) (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements
As discussed in Note 3 to the financial statements, the Company has restated its 2024 financial statements to correct misstatements.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.



Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2019.

New York, New York
February 25, 2025, except for the effects of the restatement discussed in Note 3 to the financial statements, as to which the date is March 11, 2026.

<p align="center">Dash Financial Technologies LLC
Statement of Financial Condition
As of December 31, 2024 (As Restated)</p>

Assets

Cash and cash equivalents	$	54,241,990
Cash segregated for the exclusive benefits of customers		1,719,794
Deposits with clearing organizations		8,677,159
Receivables and unbilled revenue from brokers and dealers, net of allowance of $11,176		65,930,539
Accounts receivable and unbilled revenue, net of allowance of $159,702		49,474,356
Fixed assets, net of accumulated depreciation of $13,381,768		5,937,141
Intangible assets, net of accumulated amortization of $85,961,299		39,752,682
Goodwill		60,148,288
Receivables from affiliates		122,581
Operating lease right-of-use asset		300,519
Other assets		3,401,455
Total assets	$	289,706,504

Liabilities and member's equity

Liabilities:

Accounts payable and other accrued expenses	$	86,834,943
Accrued compensation and benefits		4,515,404
Payables to affiliates		3,021,574
Operating lease right-of-use liability		383,915
Other liabilities		524,940
Total liabilities		95,280,776
Member's equity		194,425,728
Total liabilities and member's equity	$	289,706,504

The accompanying notes are an integral part of this financial statement.

Dash Financial Technologies LLC
Notes to Financial Statement
December 31, 2024

1. Organization and Basis of Presentation

Dash Financial Technologies LLC (the "Company", "DFT") is a wholly owned subsidiary of DFT Intermediate LLC ("Intermediate"), DFT Acquisition LLC ("Acquisition"), DFT Intermediate Holdings, LLC ("Intermediate Holdings"), DFT Acquisition Holdings, LLC ("Acquisition Holdings"), and Dash Holdco Inc. DFT is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Chicago Board Options Exchange ("CBOE") and various other options and equities exchanges in the United States. The Company provides capital markets technology and execution services on an agency basis to its institutional, prime broker, hedge fund, financial intermediary, and options exchange customers. The Company is a clearing member of the Options Clearing Corporation and the Depository Trust & Clearing Corporation.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). The Company is organized as one reportable segment.

2. Significant Accounting Policies

Accounting Developments

Segment Reporting - In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on the financial statements.

Use of Estimates

The preparation of the financial statements, in conformity with U.S. GAAP, requires management to make certain estimates and assumptions. Moreover, estimates are significant in determining the amounts of impairments of goodwill and other intangible assets, useful lives of fixed assets and intangible assets, and provisions for probable losses that may arise from credit-related exposures.

These estimates and assumptions are based on the best available information, but actual results could differ from those estimates.

Revenue Recognition

The revenue recognition guidance, ASC 606, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Options Routing Fees, Net

Options routing fees represent payments the Company receives for order flow from liquidity providers and rebates from exchanges based on exchange programs that exist when the Company's customers' orders are routed. The Company receives payments for order flow, in the normal course of business, for directing orders for trade execution. Payments for order flow are recorded on a trade date basis. Rebates consist of volume discounts, credits or payments received from exchanges or other marketplaces related to the placement and/or removal of liquidity from the order flow in the marketplace. The performance obligation is satisfied when the orders are routed. Payments for order flow and rebates, of which some are passed on as concessions or rebates to certain clients based on the specifics of their arrangements, are recorded on an accrual basis when the performance obligation has been satisfied and are included net within option routing fees. The transaction price of the Company's services is based on contractually agreed upon rates.

Commissions

The Company executes trades on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission, or a ticket charge based on its contractual agreement with the customer. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Software Technology Fees

The Company provides certain option execution capabilities to its clients based on a Software-as-a-Service ("SaaS") model whereby its products are delivered through a fully hosted infrastructure.

Software technology fee revenues, generated for the use of the Company's software products, is contractual and recognized at the point in time at which the customer is able to use and benefit from the license. For fixed-term software licensing fees, such fees are recognized as revenue on a straight-line basis over the term of the agreement.

Leases

The Company recognizes and measures its leases in accordance with ASC 842, Leases. The Company is a lessee in one non-cancellable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments, using an appropriate discount rate.

The discount rate is the implicit rate in the lease if it is readily determinable. Otherwise, the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, it uses an incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement or have immaterial monthly lease payment obligations, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company expenses the cost associated with its short-term leases on a straight-line basis over the lease term through Occupancy and equipment on the Statement of Income.

Brokerage, clearing, and exchange fees, net

In connection with the Company's option routing business, the Company incurs exchange fees. Some of these exchange fees are charged back to certain customers based on the specifics of each customers' arrangement. The exchange fees net of the charge back to customers are reported net in Brokerage, clearing, and exchange fees on the Statement of Income.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash equivalents. These cash equivalents include demand deposits and money market accounts. The money market accounts consist of $51,100,000 of redeemable securities of investment companies registered pursuant to the Investment Company Act of 1940. The Company maintains its cash and cash equivalents in a checking and money market account at one bank, which at times may exceed the federally insured limit.

Cash Segregated for the Exclusive Benefits of Customers

Cash segregated in compliance with federal regulations includes cash deposited in a special bank account for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, as amended. These cannot be used in the ordinary operations of the business.

Deposits with Clearing Organizations

Deposits with clearing organizations consist of cash, US treasury securities, and other securities on deposit with The Depository Trust & Clearing Corporation ("DTCC"), The National Securities Clearing Corporation ("NSCC"), The Options Clearing Corporation ("OCC"), and with its clearing brokerage firms, Merrill Lynch Pierce, Fenner & Smith Incorporated, Clear Street LLC, and ABN AMRO Clearing USA LLC.

Accounts Receivable

Accounts receivable and receivables from broker dealers are stated at their net realizable value. Accounts receivable are presented on the Statement of Financial Condition net of the allowance for current expected credit losses. An allowance for expected credit losses is based on the Company's assessment of the collectability of unbilled revenue, receivables from brokers and dealers, and accounts receivable. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for expected credit losses.

Fair Value of Financial Instruments

The carrying amounts reported on the Statement of Financial Condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, other restricted deposits and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Leasehold improvements are depreciated on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

Goodwill

Goodwill is not amortized but is reviewed for impairment on an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value.

Intangible Assets

Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful life, which is between five and thirteen years from the date of the original acquisition and are also reviewed for impairment whenever changes in circumstances indicate impairment could exist. Identifiable intangible assets consist of customer relationships, developed software, acquired software, and trademarks.

The Company capitalizes certain costs incurred in connection with developing or enhancing software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software, which is five years. The Company evaluates internally developed software for impairment whenever changes in circumstances indicate impairment could exist.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses primarily consist of payables to vendors and accruals for operating expenses where invoices have yet to be received.

Other Liabilities

Other liabilities primarily consist of payables for soft dollar arrangements for customers, commission sharing arrangements ("CSA") payables arising from commission fees shared with third-parties for introduced client's trade executions performed by the Company, and other miscellaneous liabilities.

Income Taxes

The Company is a single member limited liability company and, as such, is disregarded for federal, state and local income tax purposes. All tax effects of the Company's income or loss are passed

through to Dash Holdco Inc. In addition, the Company is not liable for any material limited liability company taxes. Therefore, no provision or liability for federal, state and local income taxes is included in these financial statements.

3. Restatement of previously issued Financial Statements

Subsequent to the issuance of the financial statements for the fiscal year ended December 31, 2024, the Company identified an error related to the presentation of certain receivables and unbilled revenue from and payables to brokers and dealers. In previously issued financial statements, these balances were presented on a net basis. Upon further evaluation of the guidance in ASC 210-20, Balance Sheet — Offsetting, management determined that the criteria for net presentation were not met because the Company did not have a legally enforceable right of offset that satisfied GAAP requirements at the balance sheet date. Accordingly, the Company has corrected the presentation in the accompanying financial statements to present such balances on a gross basis. The following table summarizes the impact of the error correction on the previously reported amounts for the December 31, 2024 financial statements:

Financial Statement Line Item:	As Previously Reported		Adjustment		As Restated	
Statement of Financial Condition						
Receivables and unbilled revenue from brokers or dealers	$	32,316,790	$	33,613,749	$	65,930,539
Total assets	$	256,092,755	$	33,613,749	$	289,706,504
Accounts payable and accrued expenses	$	53,221,194	$	33,613,749	$	86,834,943
Total Liabilities	$	61,667,027	$	33,613,749	$	95,280,776
Total liabilities and member's equity	$	256,092,754	$	33,613,749	$	289,706,504

4. Revenue from Contracts with Customers (As Restated)

The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. When payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The following table presents the Company's total receivables from contracts with customers:

| | December 31, 2024 | | |
	Gross	Expected Credit Losses	Net
Receivables and unbilled revenue from brokers or dealers	$ 65,941,715	$ (11,176)	$ 65,930,539
Accounts receivable and unbilled revenue	49,634,058	(159,702)	49,474,356
Total	**$ 115,575,773**	**$ (170,878)**	**$ 115,404,895**

5. Financial Instruments

All financial instruments are measured and reported on a fair value basis. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy organized into three levels based upon the inputs used to measure the valuation of the financial instruments.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2024, the Company did not own any financial assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. Per the Company's accounting policies (Note 2), the carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

6. Receivables and Unbilled Revenue from Brokers and Dealers and Accounts Receivable and Unbilled Revenue (As Restated)

At December 31, 2024, accounts receivable and unbilled revenue from brokers and dealers include:

Broker-dealer receivables, net	$	25,757,497
Broker-dealer unbilled revenue, net		40,173,042
Total receivables and unbilled revenue from brokers and dealers, net	**$**	**65,930,539**

As of December 31, 2024 one counterparty accounted for approximately 42% of the Company's total receivables and unbilled revenue from broker and dealers, net.

At December 31, 2024, accounts receivable and unbilled revenue include:

Accounts receivable, net	$	47,877,292
Unbilled revenue, net		1,597,064
Total receivables and unbilled revenue, net	**$**	**49,474,356**

As of December 31, 2024, the allowance for expected credit losses included $11,176 for broker-dealer receivables and $159,702 for accounts receivable.

7. Fixed Assets

At December 31, 2024, fixed assets were comprised of:

	Acquisition Value	Accumulated Depreciation	Net Book Value
Computer hardware	$17,253,960	($11,420,683)	$5,833,277
Leasehold improvements	600,042	(568,622)	31,420
Purchased software	344,865	(316,052)	28,813
Furniture and equipment	1,120,042	(1,076,411)	43,631
Total	**$19,318,909**	**($13,381,768)**	**$5,937,141**

8. Goodwill and Intangible Assets

The Company completed its annual evaluation, through a step zero analysis of goodwill as of December 31, 2024 and determined it is not more than 50% likely that the fair value of the reporting unit is greater than its carrying amount. Subsequent to December 31, 2024, no events

have occurred that would indicate that the fair value of goodwill had fallen below its carrying value.

The following table summarizes the estimated useful life by intangible asset type:

	Estimated Useful Life
Customer relationships	8-13 years
Developed software	9 years
Internally developed software	5 years
Acquired software	3 years
Trademarks	5 years

The following table summarizes intangible assets as of December 31, 2024:

	Gross Carrying Amount	**Accumulated Amortization**	**Net Book Value**
Customer relationships	$58,780,000	($42,254,614)	$16,525,386
Developed software	15,500,000	(13,490,741)	2,009,259
Internally developed software	49,717,313	(28,499,276)	21,218,037
Acquired software	416,667	(416,667)	-
Trademarks	1,300,000	(1,300,000)	-
Total	$125,713,980	($85,961,298)	$39,752,682

9. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the Company's retirement savings plan. Under the plan, participants may voluntarily contribute a portion of their wages on either a tax-deferred or post-tax basis. The Company may make discretionary matching or profit-sharing contributions to the plan.

10. Concentration of Credit and Revenue Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks. Five customers accounted for, in aggregate, approximately 5% of the accounts receivable balance at December 31, 2024.

11. Leases

The Company has an operating lease consisting of office space in Chicago with a remaining lease term of 2 years, subject to certain renewal options as applicable. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

Leases with an initial term of twelve months or less are not recorded on the Statement of Financial Condition, and the Company does not separate lease and non-lease components of contracts. There are no material residual guarantees associated with any of the Company's leases. Payments under the lease agreement include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

The Company's lease agreement does not provide an implicit borrowing rate. Therefore, the Company used a benchmark approach to derive an appropriate imputed discount rate. The Company benchmarked itself against other companies of similar credit ratings and comparable quality and derived an imputed rate, which was used in a portfolio approach to discount its real estate lease liabilities. There have been no changes to the Company's long-term lease agreement or borrowing capabilities that would result in a change to the incremental borrowing rate.

Operating lease right-of-use assets and Operating lease right-of-use liabilities were recorded on the Statement of Financial Condition as follows:

	As of December 31, 2024
Assets	
Operating lease right-of-use asset	$ 300,519
Total operating lease right-of-use asset	**$ 300,519**
Liabilities	
Operating lease right-of-use liability	$ 383,915
Total operating lease right-of-use liability	**$ 383,915**

Lease Costs

The Company is obligated under a non-cancelable operating lease to pay the following minimum undiscounted lease payments for the following periods as of December 31:

	Minimum Lease Payments	Imputed Interest	Net Lease Payments
Year:			
2025	$ 229,772	$ (18,152)	$ 211,620
2026	176,177	(3,881)	172,296
Total	**$ 405,949**	**$ (22,033)**	**$ 383,916**

The operating lease is subject to periodic escalation charges. The Company's principal operating lease expires in September 2026.

For the year ended December 31, 2024, the Company noted the following supplemental lease information. The Company used a weighted average discount rate of 6.73% and had a weighted average remaining lease term of 1.8 years.

Sublease

The Company has a sublease receivable balance of $126,427 as of year ended December 31, 2024. This is recorded in Other assets in the Statement of Financial Condition as accrued rent receivable due from the sublessee on a straight-line basis throughout the period of the sublease.

ROU assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable.

12. Accounts payable and other accrued expenses (As Restated)

At December 31, 2024, accounts payable and other accrued expenses include:

Accounts Payable	$ 106,185
Accrued Expenses	5,344,699
Accrued payables due to broker-dealers	80,046,695
Accrued payables due to non broker-dealers	1,337,364
Accounts payable and accrued expenses	**$ 86,834,943**

13. Commitments and Contingencies (As Restated)

The Company has a secured uncommitted line of credit with BMO Harris Bank N.A with no covenants in the amount of $10,000,000 to obtain any funding necessary to cover daily securities

settlements with clearing corporations. Funds drawn on this line bear interest at a daily offered rate, typically overnight Fed funds rate plus 150 basis points, with interest being paid monthly and being computed on the basis of a year of 360 days for the actual number of days elapsed. As of December 31, 2024, the Company did not have any amounts outstanding.

The Company operates in a highly regulated environment and is subject to periodic examinations, investigations, and inquiries by various regulatory authorities, including self-regulatory organizations. Such matters may involve reviews of the Company's compliance with applicable laws and regulations. While regulatory matters may result in fines, penalties, or other sanctions, management believes that any such outcomes, individually or in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

14. Member's Equity

Pursuant to the Company's operating agreement, periodically the Company determines based on various factors including, but not limited to, the current and future operating environment, the settlement performance of accounts receivable and accounts payable, and the cash needs of DFT, an amount to be distributed to DFT Intermediate LLC. The amount and timing of distributions are at the discretion of senior management.

15. Regulatory Requirements (As Restated)

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 2% of "aggregate debit items" arising from customer transactions, as defined. Regulation 1.17 requires the Company to maintain net capital equal to or in excess of $45,000 or the amount of net capital required by Rule 15c3-1, whichever is greater. At December 31, 2024, the Company had regulatory net capital deficiency of ($5,051,496), which was ($5,301,496) below its minimum net capital requirement of $250,000.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(i) under the Securities Exchange Act of 1934.

16. Related-Party Transactions

The Company and Dash Prime have in place an expense sharing agreement for Dash Prime to utilize services from the Company for equity and option execution, market data, server hosting and administration of payroll benefits. On occasion, the Company enters into intercompany transactions with DFT Acquisition Holdings LLC, DFT Intermediate Holdings LLC, Dash Regulatory Technologies LLC, and Dash Prime LLC. At December 31, 2024, the Company had a receivable balance of $122,581 of which $46,599 was due from Dash Prime and $75,982 was due

from Dash Regulatory Technologies. In addition, the Company had a payable balance of $952,174 due to Dash Prime.

Additionally, the Company and ION Markets on behalf of all ION Subsidiaries have in place an expense sharing agreement for the Company to utilize services provided by ION Markets and its subsidiaries. At December 31, 2024, the Company had $289,193 payable to Fidessa Corporation, $1,070,380 payable to ION Aviation Ltd, $661,929 payable to ION Trading Inc (US), and $47,898 payable to ION Trading Inc (UK).

Beginning in September 2024, the Company began working with a new related party, Dash UA, which was founded by a member of Dash management. Dash UA provides DFT with offshore contractors who contribute to the development of the Company's trading platforms. A summary of the transactions the Company has had with Dash UA as of December 31, 2024 follows with the Statement of Financial Condition categories:

- Intangible assets, net of accumulated amortization of $148,387, Receivables from affiliates of $3,746, and Other assets of $3,179

17. Segment Information

The Company is engaged in a single line of business as an introducing broker-dealer and, as such, the Company's revenues are chiefly driven by commissions earned from trades it executes on behalf of clients as well as option routing fees received from exchanges for providing order flow. In addition, DFT also licenses out software that clients can leverage for certain option execution capabilities.

The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Supplemental Information), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's segment revenue and expenses are in line with what is in the Company's statement of income and includes all significant categories that are provided to the CODM for review. Also, the segment assets are the same as those reported in the Company's statement of financial condition.

18. Subsequent Events

The Company evaluated subsequent events through February 25, 2025 and has determined there were no material events that would require recognition or disclosure in the financial statements.

On January 29, 2025, the Company made a discretionary distribution of $8.5 million to DFT Intermediate LLC.

19. Subsequent Events (unaudited)

On February 24, 2026, the Company was notified by FINRA during an exam review, that the Company misinterpreted FINRA Notice 21-17 with respect to the treatment of unsecured receivables due to missing language in the Company's legacy agreements. Management believed that such legacy agreements met the criteria of Reg. Notice 21-27, which permit unsecured amounts receivable not be deducted from net worth to the extent that the broker-dealer has also accrued a payable as a direct result of the expense if certain conditions are met. While the exam remains open, the Company updated the agreements in 2025 to ensure that the contractual obligations of the payables met the requirements of Reg. Notice 21-27. Treating the receivables as non-allowable assets for the purposes of net capital computation resulted in net capital deficiency as of December 31, 2024, as such the Company amended their FOCUS on March 9, 2026.

As noted above, the exam is ongoing, as such, management is unable to provide an evaluation of the likelihood of an unfavorable outcome or a reasonable estimate of the amount or range of a potential obligation that may arise from the examination, if any at all.